SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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SAPIENS ANNOUNCES Q4 2005 AND YEAR-END RESULTS

Research Triangle Park, N.C. - February 23, 2006 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced its un-audited results of operations for the year ended December 31, 2005 and its un-audited results of operations for the fourth quarter of 2005.

For the fourth quarter, the Company recorded revenues of $9.8 million compared with $9.9 million in the previous quarter. Revenues for the year totaled $39.4 million compared with $47.8 million in 2004.

Operating loss for the quarter is $0.96 million, compared with $0.94 million in the previous quarter. Operating loss for the year is $5.5 million, compared with $1.7 million for 2004.

Reporting fourth quarter and year-end results, the Company recorded a write off of $250,000 of an institutional receivables management determined it to be uncollectible.

Without the $250,000 write off, operating loss for the quarter would have been $0.71 million, a reduction from the operating loss of $0.94 million reported in the previous quarter.

Net loss for the fourth quarter was $3.1 million, compared with a net loss of $1.6 million in the third quarter of 2005. Net loss for the year was $9.1 million, compared with a net loss of $5.1 million in 2004.

As part of its ongoing evaluation of the recoverability and utilization of its deferred tax assets, in Q4 and for the year, the Company recorded a write off of $1.6 million from its deferred tax assets.

Without the $1.6 million deferred tax assets write off and the $250,000 write off, net loss for the quarter would have been $1.3 million, a reduction from the net loss of $1.6 million in the previous quarter.

Roni Al-Dor, President and CEO, commented "The past three months, my first at Sapiens, have been very exciting for me. We have set out to sharpen focus on the insurance industry while maintaining and supporting our loyal eMerge™ customers. In 2006, we have made some changes to the Company's organizational structure, which include: across the board downsizing, improving our sales force and focusing our marketing efforts in geographical areas of high potential for our solutions.

"As I noted when I joined the Company three months ago, Sapiens has good people, good technology and good software. After these three intensive months, I believe even more that we can turn ourselves around and ride on the road to success."

Mr. Al-Dor, continued: "2006 is a year full of challenges and opportunities for us, such as the first payment of the principal amount of the debentures issued by the Company and promising new opportunities with new insurance customers in old and new markets based on our enhanced and improved suite of products. We believe in our capability to add new customers and penetrate these new markets."

[Tables Follow]

FOR ADDITIONAL INFORMATION:

Elior Brin Chief Financial Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com	Roni Al-Dor Chief Executive Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY) and (TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, Abbey National, ING, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	12/31/2005	12/31/2004

Assets

Cash and cash equivalents	$ 6,699	$ 10,942
Short-term investments	5,337	11,157
Trade receivables, net	8,339	10,028
Other current assets	1,621	4,013
Total current assets	21,996	36,140

Property and equipment, net	1,716	2,382
Other assets, net	28,154	30,212

Total assets	$ 51,866	$ 68,734

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt and convertible debentures	$ 17,112	$ 18,873
Trade payables	1,910	2,718
Other liabilities and accrued expenses	8,742	8,558
Deferred revenue	4,867	3,224
Total current liabilities	32,631	33,373

Long-term debt and other long-term liabilities	1,584	5,035
Convertible debentures and warrants	14,019	18,246
Shareholders' equity	3,632	12,080

Total liabilities and shareholders' equity	$ 51,866	$ 68,734

Note:	Certain prior year's amounts have been reclassified to conform with current year presentation

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except per share amounts)

		For the three months ended		For the year ended
		12/31/2005	12/31/2004	12/31/2005	12/31/2004
Revenues
Products		$ 4,833	$ 6,716	$ 19,802	$ 26,781
Consulting and other services		4,938	5,313	19,602	21,023
Total revenues		9,771	12,029	39,404	47,804

Cost of revenues
Products		3,696	3,845	14,619	16,578
Consulting and other services		2,571	2,903	10,227	10,186
Impairment of capitalized software development costs		-	901	-	901
Total cost of revenues		6,267	7,649	24,846	27,665

Gross Profit		3,504	4,380	14,558	20,139

Operating expenses
Research and development, net		480	582	2,723	2,531
Selling, marketing, general and administrative		3,987	4,626	16,245	19,260
Restructuring expenses		-	-	1,113	-

Operating Loss		963	828	5,523	1,652

Financial expenses, net		407	725	1,788	2,410
Other expenses, net *		1,747	147	1,788	780

Net Loss		3,117	1,700	9,099	4,842

Settlement of redeemable shares in a subsidiary		-	-	-	299

Net Loss to shareholders of common shares		$ 3,117	$ 1,700	$ 9,099	$ 5,141

Basic and diluted loss per share		$ 0.25	$ 0.15	$ 0.76	$ 0.46

Weighted average shares used to compute - basic and diluted loss per share		12,492	11,449	11,982	11,273

Note	* Includes taxes and minority interest

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  February 23, 2006

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary